[LOGO] ENERSIS

                                                         Santiago, June 25, 2003
                                                           Ger. Gen No. 118/2003


Mister
Alejandro Ferreiro Y.
Superintendent of Securities and Insurance
                                                                        Santiago

                                                    Ref: Relevant Fact Statement

Dear Sir,

We hereby inform you, as an Important Fact, on the degree of progress on the Company's capital increase underway, within the context of the First Preferential Subscription Period, initiated on last May 31 and to conclude next June 30.

Up until yesterday, June 24 2003, 16,157,535,154 shares for a value of US$1,367,904,000 had been subscribed. This amount corresponds to 66.27% of the total capital increase. Of the total subscribed, 14,406,840,511 shares (US$1,218,967,000) correspond to Elesur S.A., a member of Endesa S.A., the controlling shareholder of Enersis S.A., and 1,750,694,643 shares, (US$148,937,000) correspond to third parties.

                                                    Yours sincerely,


                                                    Enrique Garcia Alvarez
                                                    Chief Executive Oficer


cc.:
Santiago Stock Exchange
Electronic Stock Exchange of Chile
Brokers Exchange of Valparaiso
Risk Rating Commission